Exhibit 99.2
Execution Version
AGREEMENT AND PLAN OF MERGER
dated as of December 28, 2011
among
E-House (China) Holdings Limited,
CRIC (China) Holdings Limited
and
China Real Estate Information Corporation

AGREEMENT AND PLAN OF MERGER
ARTICLE I
THE MERGER

Glossary of Defined Terms

Defined Terms	Defined on Page

Acquisition Proposal	61
ADR	62
ADR Register	62
Affiliate	62
Aggregate ADS Payment	7
Agreement	1
Articles of Association	2
Award Agreement	62
Bankruptcy and Equity Exception	13
beneficially own	62
Business Day	62
Capitalization Date	11
Cash Consideration	3
Cash Portion Exchange Ratio	62
Cayman Companies Law	1
Certificates	7
Change of Recommendation	46
Claim	48
Closing	2
Closing Date	2
Code	62
Company	1
Company ADSs	3
Company Affiliate	18
Company Agreements	16
Company Benefit Plans	19
Company Board	1
Company Board Recommendation	46
Company Business	62
Company Deposit Agreement	5
Company Depositary	5
Company Disclosure Schedule	10
Company Employees	62
Company Financial Advisor	25
Company Intellectual Property	62
Company IP Agreements	63
Company Licensed Intellectual Property	63
Company Material Adverse Effect	63
Company Option	5
Company Owned Intellectual Property	64
Company Permits	17
Company Products	64
Company Related Party	64
Company Restricted Share Award	5
Company Restricted Shares	64
Company SEC Reports	13
Company Share	3
Company Share Incentive Plan	64
Company Shareholders Meeting	46
Company Shares	3
Company Software	64
Contract	16
Dispute	59
Dissenters Shares	9
Effective Time	2
Encumbrance	64
Environmental Laws	20
ERISA	64
Exchange Act	13
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	3
Excluded Company Shares	4
Expenses	50
FCPA	18
Form F-4	14
GAAP	14
Government Official	18
Governmental Antitrust Entity	47
Governmental Entity	16
Indemnified Parties	48
Independent Committee	1
Intellectual Property	24
IT Assets	64
know	65
knowledge	65
Law	65
Leased Real Property	17
Lien	12
Material Contracts	22
Maximum Premium	49
Merger	1
Merger Consideration	65
Merger Sub	1
Merger Sub Board	28
Off-the-Shelf Software	65

v

Defined Terms	Defined on Page

Owned Real Property	17
Parent	1
Parent ADSs	3
Parent Affiliate	33
Parent Benefit Plans	34
Parent Board	28
Parent Business	65
Parent Deposit Agreement	6
Parent Depositary	6
Parent Disclosure Schedule	26
Parent Employees	65
Parent Intellectual Property	65
Parent IP Agreements	65
Parent Licensed Intellectual Property	65
Parent Material Adverse Effect	66
Parent Material Contracts	37
Parent Option	5
Parent Owned Intellectual Property	67
Parent Owned Real Property	32
Parent Permits	33
Parent PRC Subsidiaries	39
Parent Products	67
Parent Related Party	67
Parent Restricted Shares	5
Parent SEC Reports	31
Parent Share	27
Parent Share Incentive Plan	67
Parent Software	67
Parent Wholly Owned Subsidiaries	28
Parties	1
Per ADS Cash Consideration	3
Per ADS Merger Consideration	67
Per ADS Stock Consideration	3
Per Share Cash Consideration	3
Per Share Merger Consideration	3
Per Share Stock Consideration	3
Permitted Liens	67
Person	67
Plan of Merger	1
PRC	68
PRC Anti-Bribery Laws	18
PRC Anti-Monopoly Law and Regulations	19
PRC Subsidiaries	24
Prospectus	14
Public Software	68
Real Property Leases	17
Registered	68
Representative	45
Required Company Vote	13
Review Date	15
SAFE	18
Schedule 13E-3	14
SEC	10
Securities Act	13
SIAC	59
SIAC Rules	59
Software	68
Stock Award Exchange Ratio	68
Stock Consideration	3
Subsidiary	68
Superior Proposal	69
Surviving Corporation	1
Takeover Statute	25
Tax Returns	21
Taxes	21
Termination Date	53
Termination Fee	69
Uncertificated Shares	7
US$	69
VIE	69
VIE Contracts	69
VIE Controlling Entities	71
Wholly Owned Subsidiaries	12

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated December 28, 2011 is by and among E-House (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), CRIC (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and China Real Estate Information Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” and, together with Parent and Merger Sub, the “Parties”). Certain capitalized terms used in this Agreement are used as defined in Section 9.11.
WHEREAS, the respective Boards of Directors of Parent and Merger Sub have (i) approved the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly owned Subsidiary of Parent as a result of the Merger, and (ii) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby; and
WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board (the “Independent Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval and authorization of this Agreement and the Plan of Merger (as defined below) by the shareholders of the Company.
NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:
ARTICLE I
THE MERGER
Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

Section 1.2 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the Closing Date. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).
Section 1.3 Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Hong Kong time), on a date to be agreed between Parent and the Company (the “Closing Date”), which shall be no later than the third business day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or another place agreed in writing by Parent and the Company.
Section 1.4 Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.
Section 1.5 Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (“Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, (i) Clause 1 of the memorandum of association shall be amended to be and read as follows: “The name of the Company is China Real Estate Information Corporation ”, (ii) Clause 2 of the memorandum of association shall be amended to be and read as follows: “The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide”, and (iii) the Articles of Association shall be amended to refer to the name of the Surviving Corporation as “China Real Estate Information Corporation ”, in each case, until thereafter changed or amended as provided therein or by applicable Laws.
Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until successors are duly elected or appointed and qualified.
ARTICLE II
CONVERSION OF SECURITIES
Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of the Company:
(a) Securities of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable ordinary share, par value US$0.0002 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.
(b) Merger Consideration. (i) Other than as provided in Section 2.1(b)(ii), each ordinary share, par value US$0.0002 per share, of the Company issued and outstanding immediately prior to the Effective Time (individually, a “Company Share” and collectively, the “Company Shares”) (other than the Excluded Company Shares and any Dissenters Shares), shall be cancelled in exchange for the right to receive (A) 0.6 (the “Exchange Ratio”) shares of validly issued, fully paid, non-assessable Parent Share (such number of shares, the “Per Share Stock Consideration”); and (B) an amount in cash equal to US$1.75 per Company Share without interest (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Share Merger Consideration”).
(ii) Each Company Share represented by American depositary share of the Company, each of which represents one Company Share (the “Company ADSs”), shall be cancelled in exchange for the right of the holder of the relevant ADS at the direction of the Company Depositary to receive (A) 0.6 American Depositary Shares of Parent (the “Parent ADSs”), each Parent ADS representing one Parent Share (the “Per ADS Stock Consideration” and together with the Per Share Stock Consideration, the “Stock Consideration”) and (B) an amount in cash equal to US$1.75 per Company ADS without interest (the “Per ADS Cash Consideration” and together with the Per Share Cash Consideration, the “Cash Consideration”).
As of the Effective Time, all of the Company Shares, including Company Shares represented by Company ADSs, shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Company Share (other than the Excluded Company Shares and any Dissenters Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and each Company Share represented by a Company ADS, together with such Company ADS, shall thereafter represent only the right to receive the Per ADS Merger Consideration, as the case may be, without interest, and any Dissenters Shares shall thereafter represent only the right to receive the applicable payments due and owing as referred to in Section 2.6.

(c) Cancellation of Company Shares. Notwithstanding Section 2.2(c), each Company Share and each Company ADS issued and outstanding immediately prior to the Effective Time that is (i) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub, or any direct or indirect wholly owned Subsidiaries of the Company, (ii) issued to the Company Depositary and reserved for future grants under the Company Share Incentive Plan, or (iii) repurchased and held by the Company in treasury either in the form of ordinary share or ADS (collectively, the “Excluded Company Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.
(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (including branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered. In the event that monies due to holders of Dissenters Shares and shareholders of the Company who are untraceable exceed US$200,000, such monies and any monies which are returned (without duplication of any amounts held by the Exchange Agent) shall be held by the Surviving Corporation without interest in a separate bank account for the benefit of holders of Dissenters Shares and shareholders of the Company who are untraceable. Such monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenters Shares and shareholders of the Company, who are untraceable and who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods, will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.
(e) Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding Company Shares or securities convertible into or exchangeable or exercisable for Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction.

Section 2.2 Treatment of Company Options and Company Restricted Shares. (a) Each Company Option that, as of the Effective Time, is outstanding, whether vested or unvested shall, at the Effective Time, be assumed by Parent and be converted into a Parent Option. Each Parent Option as so assumed and converted shall be exercisable for that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of Company Shares subject to such Company Option and (ii) the Stock Award Exchange Ratio, at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the Company Option by (y) the Stock Award Exchange Ratio; provided, however, that the exercise price and the number of Parent Shares subject to the Parent Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. Each such Parent Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but, taking into account any changes thereto provided for in the Company Share Incentive Plan, any award agreement, or any other contract or agreement, including by reason of this Agreement or the transactions contemplated hereby).
(b) As of the Effective Time, each unvested company restricted share award (a “Company Restricted Share Award”) granted pursuant to the Company Share Incentive Plan that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by Parent and converted into the number of restricted Parent Shares (“Parent Restricted Shares”) equal to (i) the number of Company Shares underlying the Company Restricted Share Award multiplied by (ii) the Stock Award Exchange Ratio (rounded up to the nearest whole share). Each such Parent Restricted Share as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Restricted Shares immediately prior to the Effective Time (but, taking into account any changes thereto provided for in the Company Share Incentive Plan, any award agreement, or any other contract or agreement, including by reason of this Agreement or the transactions contemplated hereby).
(c) Unless otherwise determined by Parent, the Company Share Incentive Plan shall terminate as of the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Company Shares, other share capital of the Surviving Corporation or any other consideration (other than as required by this Section 2.2) to any Person pursuant to or in settlement of Company Options or Company Restricted Shares.
Section 2.3 Exchange Fund. (a) Subject to the conditions and terms of the depositary agreement dated as of October 15, 2009 (the “Company Deposit Agreement”), entered into among the Company, JPMorgan Chase Bank, N.A. (the “Company Depositary”), as depositary and all owners and beneficial owners from time to time of the Company ADSs, prior to the Effective Time, Parent shall, subject to the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed), appoint a commercial bank or trust to act as exchange agent hereunder for the purpose of canceling the Company Shares and Company ADSs in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as the case may be (the “Exchange Agent”).

(b) At or prior to the Effective Time, Parent shall deposit, allot and issue or cause to be deposited, alloted and issued, as the case may be, with the Exchange Agent, for the benefit of the holders of Company Shares, Company ADSs and vested Company Options (other than the Excluded Company Shares):
(i) a number of Parent Shares and Parent ADSs sufficient to pay the Stock Consideration provided in Section 2.1(b) and Section 2.2. The Parent ADSs shall be issued in accordance with the depositary agreement dated as of August 7, 2008 (the “Parent Deposit Agreement”), entered into among Parent, JPMorgan Chase Bank, N.A. (the “Parent Depositary”), as depositary and all owners and beneficial owners from time to time of the Parent ADSs, and Parent shall cause the Parent Depositary to issue the Per ADS Stock Consideration to the Exchange Agent; and
(ii) cash in amounts, when combined with the amount referred to in Section 2.3(c), sufficient to pay the Cash Consideration provided in Section 2.1(b) and an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration.
(c) Subject to Section 2.3(d), no later than the Second Business Day following the Effective Time, Parent shall cause the Surviving Corporation to deposit to the Exchange Agent, for the benefit of the holders of Company Shares, Company ADSs, Company Options (other than the Excluded Company Shares) and the Dissenters Shares, US$115,000,000 cash.
(d) Any Parent Shares and Parent ADSs issued and allotted to and cash deposited with the Exchange Agent pursuant to this Section 2.3 shall hereinafter be referred to as the “Exchange Fund.” Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments contemplated under Section 2.1(b), Section 2.2 and Section 2.4(c) and an amount equal to the number of Dissenters Shares multiplied by the Per Share Cash Consideration. The Exchange Agent shall invest the Exchange Fund as directed by Parent; or after the Effective Time, the Surviving Corporation; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-l or P-I or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any Parent Shares, Parent ADSs or cash amounts in the Exchange Fund in excess of the aggregate amounts payable under Article II shall be returned to Parent in accordance with Section 2.7.

Section 2.4 Exchange Procedures. (a) Holders of Company Shares: (i) promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each registered holder of Company Shares (other than the Company Depositary and holders of Excluded Company Shares and Dissenters Shares) (A) a form of letter of transmittal (which shall specify how the delivery of the Merger Consideration to the registered holders of the Company Shares shall be effected) and (B) instructions for effecting the surrender of any and all share certificates which have been issued representing Company Shares (the “Certificates”). Each registered holder of Company Shares (including Company Shares not represented by a Certificate (“Uncertificated Shares”)) shall be entitled to receive the Per Share Merger Consideration, without interest, for each Company Share (including Company Shares formerly represented by a Certificate and Uncertificated Shares) cancelled at the Effective Time multiplied by (x) the number of Company Shares represented by such Certificate (or declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.9) or (y) the number of Uncertificated Shares, as the case may be, provided that each holder of a Certificate shall be required to surrender such Certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.9) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, and the Certificate so surrendered shall forthwith be cancelled; and (ii) if the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled Company Share is registered, it shall be a condition of payment that (A) a share transfer form in respect of the Company Shares represented by the Certificate so surrendered (if any) shall be in a proper form to transfer the relevant Company Shares and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled Company Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Upon the cancellation of any Company Shares at the Effective Time, the registered holder of such cancelled Company Shares shall have no further rights in respect of such cancelled Company Shares, and each Certificate in respect of such cancelled Company Shares shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Article II, without interest.
(b) Holders of Company ADSs. Notwithstanding anything to the contrary set forth in the paragraph above, promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation and the Exchange Agent shall mail to the Company Depositary (A) a form of letter of transmittal (which shall specify how the delivery of the Merger Consideration to the Company Depositary shall be effected); and (B) instructions for effecting the surrender of any and all Certificates representing Company ADSs. The Company Depositary shall be entitled to receive the Per ADS Merger Consideration, without interest, for each Company Share held by the Company Depositary in respect of which a Company ADS has been issued (other than those Company ADSs represented by Company Shares issued to the Company Depositary and reserved for future grants under the Company Share Incentive Plan) (the “Aggregate ADS Payment”), provided that the Company Depositary shall be required to surrender such Certificates it holds to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, and the Certificates so surrendered shall forthwith be cancelled. Promptly after the payment of the Aggregate ADS Payment (and in any event within five business days thereafter), and subject to the Company Deposit Agreement, the Surviving Corporation and the Exchange Agent shall cause the Company Depositary to mail to each registered holder of Company ADSs (other than holders of Excluded Company Shares) (X) a form of letter of transmittal (which shall specify how the delivery of the Merger Consideration to the registered holders of the Company ADSs shall be effected); and (Y) instructions for effecting the surrender of any and all ADRs evidencing Company ADSs. Each holder registered on the ADR Register of the Company of such Company ADSs cancelled at the Effective Time shall be entitled to receive the Per ADS Merger Consideration, without interest, for each Company ADS cancelled at the Effective Time multiplied by the number of Company ADSs held by such holder, provided that each holder of an ADR shall be required to surrender such ADR to the Company Depositary together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Company Depositary, and the ADRs so surrendered shall forthwith be cancelled pursuant to the Company Deposit Agreement. Each ADR in respect of such cancelled Company ADS shall be deemed at any time after the Effective Time to represent only the right to receive the Per ADS Merger Consideration as contemplated by this Article II, without interest. Notwithstanding anything to the contrary set forth in this paragraph, Parent and each registered holder of Company ADSs shall each pay any applicable fees, charges and expenses provided under the Company Deposit Agreement in connection with distribution of the Per ADS Merger Consideration to Company ADS holders.
(c) Settlement of Fractional Securities. No fractional Parent Shares or Parent ADSs shall be issued to holders of Company Shares and Company ADSs as part of the total Merger Consideration. The Exchange Agent shall (i) receive all Parent ADSs not used for share exchange in the Merger because of the existence of fractional Parent Shares or Parent ADSs and (ii) sell such Parent ADSs on behalf of the holders of fractional Parent Shares or Parent ADSs on the New York Stock Exchange and pass on the proceeds to such holders of the Company Shares and Company ADSs in cash. Each holder of the Company Shares or Company ADSs (except the holders of the Excluded Company Shares and Dissenters Shares) who is to receive a fractional Parent Shares or Parent ADSs but for this Section 2.4(c) shall receive a cash payment representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent pursuant to this Section 2.4(c).
(d) Arrangements with Depositaries. Each of Parent and the Company will use reasonable efforts to put into place appropriate arrangements with the Parent Depositary and the Company Depositary to give effect to this Article II.
Section 2.5 Transfer Books; No Further Ownership Rights. Subject to Section 2.6, the Merger Consideration paid in respect of the cancellation of the Company Shares and the Company ADSs in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares (including Company Shares previously represented by such Certificates and Uncertificated Shares) or ADRs. At the Effective Time, the register of members of the Company and the ADR Register of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of the Company Shares or on the ADR Register of the Company of the Company ADSs that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of the Company Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the Company Deposit Agreement, the holders of Company ADRs that evidenced ownership of the Company ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such Company Shares or Company ADRs, except as otherwise provided for herein or by applicable Laws. Subject to the last sentence of Section 2.6, if, at any time after the Effective Time, Certificates or ADRs are presented to the Surviving Corporation, or the Company Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article II.

Section 2.6 Dissenting Shares. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Company Shares owned by such Person (“Dissenters Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. If a holder of Dissenters Shares effectively withdraws its demand for, or loses its rights to, dissent from the Merger pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenters Shares, such Company Shares shall cease to be Dissenters Shares. Each Dissenters Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to Company shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
Section 2.7 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Company Shares (other than the Excluded Company Shares and the Dissenters Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent (subject to this Agreement and abandoned property, escheat and similar laws) for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, exchangeable for such Company Shares to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of Company Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.8 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.9 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Company Shares formerly represented thereby pursuant to this Agreement.
Section 2.10 Withholding Rights. The current understanding of Parent or Merger Sub is that no Party will be required to deduct or withhold any amount from the consideration otherwise payable pursuant to this Agreement under applicable PRC Law, provided that, in the event that the circumstances change such that the Surviving Corporation or Parent reasonably determines a deduction or withholding is required, the Surviving Corporation and Parent shall inform the Independent Committee in detail of such change in circumstances and consult with the Independent Committee concerning such proposed deduction or withholding, and each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold appropriate amounts. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, Parent or Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares or Company ADSs in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.
Section 2.11 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as (A) disclosed in the Company SEC Reports filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) prior to the date hereof (other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the Company SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) that specifically relates to a specified section or subsection of this Article III or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, the Company hereby represents and warrants to Parent and Merger Sub that:
Section 3.1 Organization and Qualification; Subsidiaries. (a) The Company and each of its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1 of the Company Disclosure Schedule sets forth a list of (i) all Subsidiaries of the Company and (ii) the Company’s interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 3.1 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.
(c) Accurate and complete copies of the memorandum and articles of association of the Company, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company SEC Reports.
Section 3.2 Capitalization of the Company and Its Subsidiaries. (a) The authorized share capital of the Company consists of 250,000,000 Company Shares of par value of US$0.0002. As of December 26, 2011 (the “Capitalization Date”), (i) 141,365,622 Company Shares were issued and outstanding (including Company Shares represented by Company ADSs and 1,051,308 Company Shares issued to Company Depositary and reserved for future grants under the Company Share Incentive Plan); (ii) 150,000 Company Shares were reserved for issuance upon vesting of the Company Restricted Shares, and (iii) 17,417,586 Company Shares were reserved for issuance upon exercise of the Company Options. Section 3.2 of the Company Disclosure Schedule sets forth a complete and correct list of (A) all holders of Company Options, including such person’s name, the grant or issuance date, the number of Company Options (vested, unvested and total) held by such person as of the Capitalization Date, the exercise price for each such Company Option and the expiration date and (B) all holders of Company Restricted Shares, including such person’s name. The Company has made available to Parent accurate and complete copies of the Company Share Incentive Plan and the form of Award Agreements in respect of the Company Options and Company Restricted Shares granted as of the Capitalization Date.
(b) From the Capitalization Date through the date of this Agreement, no options, warrants or other rights to purchase Company Shares have been issued or granted and no Company Shares have been issued other than the transfer of 4,492 Company Shares (represented by Company ADSs) by the Company Depositary to certain holders of Company Options and Company Restricted Shares upon the exercise of such Company Options and vesting of Company Restricted Shares. All the outstanding Company Shares are, and the Company Shares issuable upon the exercise of outstanding Company Options and vesting of Company Restricted Shares will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth (i) above, (ii) in the VIE Contracts, (iii) in the Company Deposit Agreement, and except for the transactions contemplated by this Agreement, (1) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (2) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or other share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of the Company or its Subsidiaries. Other than the Company ADSs and the Company Deposit Agreement, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c) All of the outstanding share capital of the Company’s wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Lien (as hereinafter defined). The outstanding share capital of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (other than VIE and its Subsidiaries) has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). For purposes of this Agreement, “Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.
(d) Each Company Option (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Share Incentive Plan, (ii) granted since September 29, 2009 has an exercise price per Share equal to or greater than the fair market value of a Company Share on the date of such grant, and (ii) has a grant date no earlier than the date on which the Company Board or Compensation Committee of the Company actually approved such Company Option.
Section 3.3 Authority Relative to This Agreement. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Required Company Vote (as hereinafter defined), to consummate the transactions contemplated hereby. The Company Board, acting upon the unanimous recommendation of the Independent Committee, has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the transactions contemplated hereby, and has at a meeting duly called and held, (i) approved, and declared advisable, the Merger, this Agreement, the Plan of Merger and the other transactions contemplated hereby; (ii) with respect to and based on the facts and circumstances as of the date hereof, determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders; and (iii) resolved to recommend that the shareholders of the Company approve and adopt this Agreement and to authorize and approve the Plan of Merger. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Required Company Vote). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) Subject to Section 6.2(c), the Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement and the Plan of Merger be submitted to the shareholders of the Company for their approval and authorization at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the Plan of Merger and the transactions contemplated hereby, including the Merger, is (i) a special resolution of the Company, meaning the affirmative vote of shareholders representing two-thirds or more of the Company Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting in accordance with Section 233(6) of the Cayman Companies Law authorizing the Plan of Merger and approving and adopting this Agreement and (ii) the affirmative vote of shareholders holding a majority of the outstanding shares of Company Shares other than the Excluded Company Shares (the “Required Company Vote”). No other vote of the shareholders of the Company is required by Law, the memorandum and articles of association of the Company or otherwise in order for the Company to approve this Agreement or the Plan of Merger to consummate the transactions contemplated hereby, including the Merger.
Section 3.4 SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC since September 29, 2009 pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the forms, reports and documents filed or furnished since September 29, 2009 and those filed or furnished subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). Each of the Company SEC Reports, as of its filing date (and as of the date of any amendment), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act, each as in effect on the dates such forms, reports and documents were filed or amended, as the case may be. No Subsidiary of the Company is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The Company SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.
(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Select Market.
(d) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is accumulated and communicated to the chief executive officer and chief financial officer of the Company by others within those entities. Neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.
(e) None of the information furnished by the Company and its Subsidiaries for the filing of registration statement on Form F-4 including a prospectus (the “Prospectus”) by Parent relating to the Company Shareholders Meeting and registration of the Parent Shares (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Form F-4”), on the date it (and any amendment or supplement to it) is filed with the SEC, shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date it (and any amendment or supplement to it) is filed with the SEC by the Company, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the From F-4, Prospectus or the Schedule 13E-3.

Section 3.5 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in the Company’s consolidated balance sheets or in the notes thereto included in the Company SEC Reports filed prior to the date hereof and (b) liabilities or obligations incurred since the date of the most recent balance sheet included in the Company SEC Reports in the ordinary course of business consistent with past practices that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.6 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since September 30, 2011 (the “Review Date”), the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:
(a) any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(b) (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Wholly Owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options or Company Restricted Shares or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company Restricted Shares or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Options or Company Restricted Shares in accordance with the terms thereof;
(c) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Laws;
(d) any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(e) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(f) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or
(g) any agreement to do any of the foregoing.
Section 3.7 Consents and Approvals; No Violations; Secured Creditors. (a) except for (i) compliance with the applicable requirements of the Exchange Act, including, without limitation, joining of the Company in the filing of the Schedule 13E-3, the filing of the Form F-4 by Parent, and the filing of one or more amendments to the Schedule 13E-3 and the Form F-4 to respond to comments of the SEC, if any, on such documents, (ii) compliance with the rules and regulations of The NASDAQ Global Select Market, and (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no filing with or notice to, and no permit, authorization, consent or approval of, any supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memorandum and articles of association (or similar governing documents) of the Company or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien (other than any Liens created as a result of any actions taken by Parent)) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Company Agreements”), or (iii) (assuming receipt of the Required Company Vote and that the matters referred to in Section 3.7(a) are complied with) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.7 of the Company Disclosure Schedule sets forth a list of all material third-party consents and approvals required to be obtained under the Company Agreements in connection with the consummation of the transactions contemplated by this Agreement.
(c) The Company does not have any secured creditors.

Section 3.8 Property. (a) Section 3.8(a) of the Company Disclosure Schedule sets forth all of the real property owned in fee by the Company and its Subsidiaries (“Owned Real Property”). Each of the Company and its Subsidiaries has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens (other than Permitted Liens).
(b) With respect to the real property leased, subleased or licensed (“Leased Real Property”) to the Company or its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the lease, sublease or license for such property (the “Real Property Leases”) constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. No termination event or condition or uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Company’s knowledge, the landlord, exists under any Real Property Lease except for termination events or conditions or uncured defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens (other than Permitted Liens).
(c) No party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder within the past two years since the date of this Agreement.
(d) Except as is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other tangible material properties and assets used or held for use in the Company Business and material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens).
Section 3.9 Legal Proceedings. There is no suit, claim, action, proceeding or investigation pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any of their respective properties or assets which (a) has, or if decided adversely against the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) challenges or seeks to enjoin, alter, prevent or materially delay the Merger. None of the Company or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Company Permits; Compliance with Applicable Laws. (a) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is or has been in violation of any Law applicable to the Company or its Subsidiaries (including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (collectively, the “PRC Anti-Bribery Laws”), and applicable rules and regulations of relevant PRC government agencies), except for violations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the Company’s knowledge, threatened in writing, nor to the Company’s knowledge has any Governmental Entity indicated in writing an intention to conduct the same, in each case with respect to a material violation of applicable Law.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Company’s knowledge, any agent, or any other person acting for or on behalf of the Company or any Subsidiary has (individually and collectively, a “Company Affiliate”), (i) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company, any Subsidiary, or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (ii) accepted or received any unlawful contributions, payments, gifts, or expenditures. The Company has effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.
(c) The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006 and effective as of September 8, 2006.
(d) The Company and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective shareholders to comply with, any applicable rules and regulations of the PRC Tax authority, including taking reasonable steps to require their shareholders to complete any registration and other procedures required under applicable rules and regulations of the PRC Tax authority.

(e) To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of SAFE.
(f) The Company is aware of and has been advised as to the content of the PRC Anti-monopoly Law, which became effective on August 1, 2008, and the related rules, regulations and guidelines issued by various PRC governmental authorities (the “PRC Anti-Monopoly Law and Regulations”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all acquisitions and other similar transactions conducted by the Company or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.
Section 3.11 Employee Benefit Plans. (a) All material benefit and compensation plans, agreements, programs and arrangements to which the Company is a party or that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current Company Employee (the “Company Benefit Plans”) are disclosed in the Company’s SEC Reports or listed in Section 3.11(a) of the Company Disclosure Schedule.
(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any Company Employee under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any benefits under the Company Benefits Plan.
(c) Except as disclosed in the Company SEC Reports and severance benefits provided for under applicable Laws, the Company and the Subsidiaries do not maintain any Company Benefit Plan that provides benefits in the nature of severance to any Company Employees.
(d) With respect to each Company Benefit Plan, neither the Company nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Government Entity regarding any non-compliance of employee social benefits requirements, except such non-compliance that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.
(e) There is no outstanding order against the Company Benefit Plans that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Laws.
(f) Neither the Company nor any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) an employee benefit pension plan subject to Title IV of ERISA.

(g) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Company Shares to any Company Employees after the date hereof.
Section 3.12 Labor Matters. (a) There are no labor or collective bargaining agreements which pertain to the Company Employees.
(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, as of the date hereof: (i) to the knowledge of the Company, there are no pending disputes between the Company and the Subsidiaries, on the one hand, and the Company Employees, on the other hand, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment, termination, wages and hours and social security, in each case, with respect to each of the Company Employees (including those on layoff, disability or leave of absence, whether paid or unpaid); and (iii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for the Company Employees.
Section 3.13 Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably expected to result in a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii) owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, (iv) has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws and, to the knowledge of the Company, no such matter has been threatened in writing, and (v) the Company is not aware of any pending investigation which might lead to such a claim, complaint or proceeding.
Section 3.14 Taxes. (a) Each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or other material Taxes required to be paid by the Company or a Subsidiary, have been timely paid.

(b) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements. To the knowledge of the Company, no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any Subsidiary. No Liens for Taxes exist with respect to any asset of the Company or any Subsidiary, except for statutory liens for Taxes not yet due and Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect.
(c) All material amounts of Taxes required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Laws, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.
(d) No audit or other administrative or court proceedings are pending with respect to any Taxes of the Company or any Subsidiary and no written notice thereof has been received. To the knowledge of the Company, no issue has been raised by any taxing authority in any presently pending Tax audit that could be material and adverse to the Company or any Subsidiary for any period after the Effective Time.
(e) No written claim has been made by a taxing authority in a jurisdiction where neither the Company nor any Subsidiary files state income or franchise Tax Returns that the Company or any Subsidiary is or may be subject to income or franchise taxation in that jurisdiction.
(f) For purposes of this Agreement:
“Taxes” includes all forms of taxation, whenever created or imposed, and whether of the PRC, the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.
“Tax Returns” means all federal, state, local, provincial and non-United States returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, with respect to Taxes.
Section 3.15 Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports or as set forth in Section 3.15 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to nor are any of the Company’s or its Subsidiaries’ properties or assets bound by:
(i) any Contract that would be required to be filed by the Company pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;
(ii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;
(iii) any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than US$10,000,000;

(iv) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;
(v) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than US$10,000,000;
(vi) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;
(vii) any Company IP Agreements other than agreements for Off-the-Shelf Software; and
(viii) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (all such Contracts described in clauses (i) through (viii) collectively, the “Material Contracts”).
(b) Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms and is in full force and effect. There is no default under any Material Contract so listed either by the Company or, to the Company’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Company’s knowledge, any other party, in each case except as would not individually or in the aggregate, have a Company Material Adverse Effect.
(c) No party to any such Material Contract has given notice to the Company of or made a claim against the Company with respect to any material breach or default thereunder.
Section 3.16 Insurance Matters. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all such policies, programs and arrangements are of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC and in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. The Company has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 3.17 Intellectual Property. (a) Ownership; Sufficiency. The Company and/or the Subsidiaries have sufficient rights to use the Company Intellectual Property that is necessary for the operation of the Company Business. Except for the Company Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the Company Business. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company is the exclusive owner of all right, title and interest in and to each item of the Company Owned Intellectual Property, free and clear of all Encumbrances (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Encumbrance. The Company has a valid license to use the material Company Licensed Intellectual Property in connection with the operation of the Company Business as currently conducted, subject only to the terms of the Company IP Agreements.
(b) Validity and Enforceability. The Company Owned Intellectual Property is (i) valid, subsisting and enforceable (ii) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, currently in compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding order, judgment, injunction, decree, ruling or agreement materially and adversely affecting the Company’s use thereof or rights thereto, or that would materially impair the validity or enforceability thereof. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Intellectual Property owned by the Company or any of its Subsidiaries that is Registered is currently in compliance with any and all formal legal requirements necessary to record and perfect the Company’s interest therein and the chain of title thereof.
(c) Infringement. Except as would not have a Company Material Adverse Effect, the Company does not and has not and the operation of the Company Business and the use of the Company Intellectual Property and Company Products in connection therewith do not, and have not in the last two years, infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property rights of any other Person. There is no action or claim pending, asserted or, to the knowledge of the Company, threatened in writing against the Company concerning any of the foregoing, nor has the Company received any notification in writing in the last two (2) years that a license under any other Person’s Intellectual Property (other than licenses included in the Company IP Agreements) is or may be required to operate the Company Business. To the knowledge of the Company, no Person is engaging, or has engaged in the last two (2) years, in any activity that materially infringes, misappropriates or otherwise violates or conflicts with any Company Intellectual Property, and there is no action or claim pending, asserted or threatened by the Company against any other Person concerning any of the foregoing.

(d) Protection Measures. The Company has taken reasonable measures consistent with industry standards to maintain the confidentiality and value of all confidential information used or held for use in the operation of the Company Business, including the source code for any Company Software or Company Products and all other confidential Company Intellectual Property. To the knowledge of the Company, no material confidential information, trade secrets or other confidential Company Intellectual Property have been disclosed by the Company to any Person except pursuant to appropriate non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential Company Intellectual Property confidential and to the knowledge of the Company, no party thereto is in material default of any such agreement.
(e) Public Software. Except as would not have a Company Material Adverse Effect, no Public Software has been used by the Company or any its Subsidiaries in connection with any Company Software or Company Product in a manner that requires the licensing, disclosure or distribution of any source code (other than source code that is a part of such Public Software) or limits the receipt of consideration in connection with the licensing or distribution of such Company Software or Company Product.
(f) IT Assets. The IT Assets owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries (including the Company Software) are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the present operation of the Company Business. The IT Assets owned by or licensed to Company are free from material bugs or other defects and, to the knowledge of the Company, do not contain any viruses. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.
For purposes of this Agreement, “Intellectual Property” means in any and all jurisdictions worldwide, all (i) patents, inventions and discoveries, statutory invention registrations and invention disclosures (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights, (v) rights of publicity, privacy and rights to personal information, and (vi) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(v).
Section 3.18 PRC Subsidiaries. (a) True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of the Company’s Subsidiaries formed in the PRC (“PRC Subsidiaries”) have been provided or made available to Parent and Merger Sub.
(b) Except as would not have a Company Material Adverse Effect, all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.

(c) The registered capital of each VIE is fully contributed in accordance with applicable Law.
(d) The execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not, do not and will not result in any violation of their respective articles of association, their respective business licenses or constitutive documents.
(e) The VIE Contracts taken as a whole comprise all of the contracts enabling the Company to effect control over each VIE and consolidate the financial statements of each VIE.
(f) As of the date hereof, the Company has control of each VIE. To the Company’s knowledge, there have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Entity or any other party, against or affecting any of the Company, VIE Controlling Entities, VIEs or any of VIEs’ shareholders or any of their respective shareholders that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole; (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts; (iii) claim any ownership, share, equity or interest in the Company, VIE Controlling Entities, VIEs or any of VIEs’ shareholders, or claim any compensation for not being granted any ownership, share, equity or interest in the Company, VIE Controlling Entities, VIEs or any of VIEs’ shareholders; or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will be in violation of any PRC Laws, in each case in the preceding clauses (i) through (iv), where such dispute, disagreement, claim or legal proceeding has a materially disproportionate adverse effect on the Company, VIE Controlling Entities, VIEs or any of VIEs’ shareholders or any of their respective shareholders as compared to other similarly situated enterprises in the PRC which adopt a similar “variable interest entity” structure that allows one entity to exercise voting control and have a substantial economic interest in another entity where such first entity does not, directly or indirectly, own a majority of the equity interests of the second entity.
Section 3.19 Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. To the Company’s knowledge, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Company Shares, the Merger or the other transactions contemplated by this Agreement.
Section 3.20 Opinion of Financial Advisor. Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”) has delivered to the Independent Committee its written opinion, dated the date of this Agreement, to the effect that, as of such date, subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of the Company Shares (other than the Excluded Company Shares and Dissenters Shares) is fair, from a financial point of view to such holders (a true and correct copy of which has been furnished to Parent), and such opinion has not been withdrawn or modified.

Section 3.21 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, a true, correct and complete copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Affiliates.
Section 3.22 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledges the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as (A) disclosed in the Parent SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such Parent SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the Parent SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to the Company by Parent on the date hereof (the “Parent Disclosure Schedule”) that specifically relates to a specified section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection, the Parent and Merger Sub hereby jointly and severally represent and warrant to Company as follows, provided, however, that all references to Subsidiaries of Parent in this Article IV and in the definitions to terms appearing in this Article IV, except for Section 4.2(a) and Section 4.2(b), Section 4.3, Section 4.4, Section 4.5, Section 4.6(a) and Section 4.6(c), Section 4.8, Section 4.13, Section 4.16(b), Section 4.21 and Section 4.22, do not include the Company and the Subsidiaries of the Company, and that Parent and Merger Sub make no representation with respect to the Company and the Subsidiaries of the Company in this Article IV other than Section 4.2(a) and Section 4.2(b), Section 4.3, Section 4.4, Section 4.5, Section 4.6(a) and Section 4.6(c), Section 4.8, Section 4.13, Section 4.16(b), Section 4.21 and Section 4.22:

Section 4.1 Organization and Qualification; Subsidiaries. (a) Parent and each of its Subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. Parent and each of its Subsidiaries are duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be duly organized, existing and in good standing, or to have such power and authority, or to be so licensed and qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the memorandum and articles of association of Parent, as in effect as of the date of this Agreement, have been publicly filed by Parent as part of the Parent SEC Reports.
(b) Section 4.1(b) of the Parent Disclosure Schedule sets forth a list of (i) all Subsidiaries of Parent and (ii) Parent’s interest in any Person which is not a Subsidiary, including any Person in which Parent has a non-controlling equity interest. Except as listed in Section 4.1(b) of the Parent Disclosure Schedule and the Company and its Subsidiaries, Parent does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.
Section 4.2 Capitalization. (a) As of the date of this Agreement, the authorized share capital of Parent consists solely of 1,000,000,000 ordinary shares, par value US$0.001 per share (the “Parent Share”). As of the Capitalization Date, (i) 81,169,317 ordinary shares of Parent were issued and outstanding (including 2,103,693 Parent Shares issued to the Parent Depositary and reserved for future grants under the Parent Share Incentive Plan) (ii) 930,432 Parent Shares were reserved for issuance upon vesting of the Parent Restricted Shares, and (iii) 3,332,074 Parent Shares were reserved for issuance upon exercise of the Parent Options. Parent has made available to the Company accurate and complete copies of the Parent Share Incentive Plan and the form of Award Agreements in respect of the Parent Options and Parent Restricted Shares granted as of the Capitalization Date.
(b) The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value US$1.00 per share, of which 10,000 share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
(c) From the Capitalization Date through the date of this Agreement, no options, warrants or other rights to purchase Parent Shares have been issued or granted and no Parent Shares have been issued. Except as set forth (i) above, (ii) in the VIE Contracts, (iii) in the Parent Deposit Agreement, and except for the transactions contemplated by this Agreement, (1) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character

(whether or not conditional) relating to the issued or unissued share capital of Parent or any of its Subsidiaries, obligating Parent or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (2) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Shares or other share capital of Parent or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of Parent or any of its Subsidiaries. Other than the Parent ADSs and the Parent Deposit Agreement, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.
(d) All of the outstanding share capital of Parent’s wholly owned Subsidiaries (“Parent Wholly Owned Subsidiaries”) has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Lien (as hereinafter defined). The outstanding share capital of its Subsidiaries that are not Parent Wholly Owned Subsidiaries has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by Parent, directly or indirectly, free and clear of any Liens other than Permitted Liens).
(e) Each Parent Option (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Parent Share Incentive Plan, (ii) granted since August 8, 2007 has an exercise price per Parent Share equal to or greater than the fair market value of a Parent Share on the date of such grant, and (ii) has a grant date no earlier than the date on which the Parent Board or Compensation Committee of Parent actually approved such Parent Option.
Section 4.3 Authority Relative to this Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b) The Board of Directors of Parent (the “Parent Board”), the Board of Directors of Merger Sub (the “Merger Sub Board”), and Parent as the sole shareholder of Merger Sub, have at a meeting duly called and held, duly and validly approved by resolution and authorized the execution, performance and delivery of this Agreement and the consummation of the transactions, including the Merger, contemplated hereby, and taken all corporate actions required to be taken by the Parent Board, the Merger Sub Board and by Parent as the sole shareholder of Merger Sub for the consummation of the transactions.

Section 4.4 Financing. (a) Parent will have, available on the Closing Date, when combined with no more than US$115,000,000 cash and cash equivalent of the Company, sufficient cash and cash equivalent resources to consummate the Merger and the other transactions contemplated by this Agreement, and to pay all reasonable related fees and expenses, including legal, accounting, and advisory fees and expenses.
Section 4.5 Information Supplied. None of the information furnished by Parent and Merger Sub for the filing of the Form F-4 (as amended or supplemented from time to time and including any document incorporated by reference therein) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein) shall, on the date it (and any amendment or supplement to it) is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Form F-4 and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form F-4, the Prospectus or the Schedule 13E-3.
Section 4.6 Consents and Approvals; No Violations; Secured Creditors. (a) Except for (i) compliance with the applicable requirements of the Exchange Act, including, without limitation, filing of the F-4 Registration Statement, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of Schedule 13E-3, the filing or furnishing of one or more amendments to the Form F-4 and Schedule 13E-3 and the filing of one or more amendments to Schedule 13D, (ii) compliance with the rules and regulations of The New York Stock Exchange and approval of listing of newly issued Parent ADSs to be issued in the Merger on The New York Stock Exchange, and (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(b) The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (i) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub or any of Parent’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Liens (other than any Liens created as a result of any actions taken by Parent)) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub or any of Parent’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(c) Merger Sub does not have any secured creditors.
Section 4.7 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since the Review Date, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:
(a) any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(b) (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of Parent or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to Parent or to any Parent Wholly Owned Subsidiary) or (ii) any redemption, repurchase or other acquisition of any share capital of Parent or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Parent Options or Parent Restricted Shares or (B) the acquisition by Parent of its securities in connection with the forfeiture of Parent Options or Parent Restricted Shares or (C) the acquisition by Parent of its securities in connection with the net exercise of Parent Options or Parent Restricted Shares in accordance with the terms thereof;
(c) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president or above, except to the extent required by applicable Laws;
(d) any amendment to the memorandum and articles of association (or other similar governing instrument) of Parent or any of its Subsidiaries;
(e) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;

(f) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of Parent or its property or any part thereof; or
(g) any agreement to do any of the foregoing.
Section 4.8 SEC Reports; Financial Statements. (a) Parent has timely filed or furnished, as applicable, all required forms, reports and documents required to be filed or furnished by it with the SEC since July 10, 2007 pursuant to the Securities Act or the Exchange Act (the forms, reports and documents filed or furnished since July 10, 2007 and those filed or furnished subsequent to the date hereof, including any amendments thereto, (collectively, the “Parent SEC Reports”). Each of the Parent SEC Reports, as of its filing date (and as of the date of any amendment), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed or amended, as the case may be. Except for the Company, no Subsidiary of Parent is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The Parent SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The audited and unaudited consolidated financial statements of Parent included (or incorporated by reference) in the Parent SEC Reports fairly present, or in the case of Parent SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated balance sheets of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Such financial statements have been prepared in accordance with GAAP, except as specifically indicated in the notes thereto.
(c) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.
(d) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be included in reports filed under the Exchange Act is accumulated and communicated to the chief executive officer and chief financial officer of Parent by others within those entities. Neither Parent nor, to Parent’s knowledge, Parent’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Parent Accounting Oversight Board) in the design or operation of Parent’s internal controls and procedures which could reasonably adversely affect Parent’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.

Section 4.9 No Undisclosed Liabilities. Neither Parent nor any of the its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in Parent’s consolidated balance sheets or in the notes thereto included in the Parent SEC Reports filed prior to the date hereof and (b) liabilities or obligations incurred since the date of the most recent balance sheet included in the Parent SEC Reports in the ordinary course of business consistent with past practices that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.10 Property. (a) Section 4.10(a) of the Parent Disclosure Schedule sets forth all of the real property owned in fee by Parent and its Subsidiaries (“Parent Owned Real Property”). Each of Parent and its Subsidiaries has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to each parcel of Parent Owned Real Property, free and clear of all Liens (other than Permitted Liens).
(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each Real Property Lease with respect to the Leased Real Property of Parent and its Subsidiaries constitutes a valid and legally binding obligation of Parent or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. No termination event or condition or uncured default of a material nature on the part of Parent or any of its Subsidiaries or, to Parent’s knowledge, the landlord, exists under any Real Property Lease except for termination events or conditions or uncured defaults which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens (other than Permitted Liens).
(c) No party to any such Real Property Leases has given written notice to Parent or any of its Subsidiaries of or made a written claim against Parent or any of its Subsidiaries with respect to any material breach or default thereunder within the past two years since the date of this Agreement.
(d) Except as is not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other tangible material properties and assets used or held for use in the Parent Business and material to the business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole (excluding Parent Owned Real Property, Parent Leased Real Property and Parent Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens).

Section 4.11 Legal Proceedings. There is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened in writing against Parent or any of its Subsidiaries or any of their respective properties or assets which (a) has, or if decided adversely against Parent would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) challenges or seeks to enjoin, alter, prevent or materially delay the Merger. None of Parent or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.12 Parent Permits; Compliance with Applicable Laws. (a) Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is or has been in violation of any Law applicable to Parent or its Subsidiaries (including the FCPA, PRC Anti-Bribery Laws and applicable rules and regulations of relevant PRC government agencies), except for violations which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or, to Parent’s knowledge, threatened in writing, nor to Parent’s knowledge has any Governmental Entity indicated in writing an intention to conduct the same, in each case with respect to a material violation of applicable Law.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any of its Subsidiaries or any of their respective directors, officers or employees or, to Parent’s knowledge, any agent, or any other person acting for or on behalf of Parent or any Subsidiary has (individually and collectively, a “Parent Affiliate”), (i) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist Parent, any Subsidiary, or any Parent Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (ii) accepted or received any unlawful contributions, payments, gifts, or expenditures. Parent has effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.
(c) Parent is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on August 8, 2006 and effective as of September 8, 2006.

(d) Parent and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective shareholders to comply with, any applicable rules and regulations of the PRC Tax authority, including taking reasonable steps to require their shareholders to complete any registration and other procedures required under applicable rules and regulations of the PRC Tax authority.
(e) To the extent applicable, Parent and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of SAFE.
(f) Parent is aware of and has been advised as to the content of the PRC Anti-Monopoly Law and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all acquisitions and other similar transactions conducted by Parent or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.
Section 4.13 Employee Benefit Plans. (a) All material benefit and compensation plans, agreements, programs and arrangements to which the Parent is a party or that are maintained, contributed to or sponsored by the Parent or any of its Subsidiaries for the benefit of any Parent Employee (the “Parent Benefit Plans”) are disclosed in the Parent SEC Reports. Since the Review Date there has been no material change, amendment, modification to, or adoption of, any Parent Benefit Plan.
(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any Parent Employee under any of the Parent Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Parent Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any benefits under the Parent Benefit Plans.
(c) Except as disclosed in the Parent SEC Reports and severance benefits provided for under applicable Laws, Parent and the Subsidiaries do not maintain any Parent Benefit Plan that provides benefits in the nature of severance to any Parent Employee.
(d) With respect to each Parent Benefit Plan, neither Parent nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Government Entity regarding any non-compliance of employee social benefits requirements, except such non-compliance that would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.
(e) There is no outstanding order against the Parent Benefit Plans that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Laws.
(f) Neither the Parent nor any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Parent, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code maintains, contributes to, or sponsors (or has in the past six years maintained, contributed to, or sponsored) an employee benefit pension plan subject to Title IV of ERISA.

(g) Parent is not obligated, pursuant to any of the Parent Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Parent Shares to any Parent Employees after the date hereof.
Section 4.14 Labor Matters. (a) There are no labor or collective bargaining agreements which pertain to the Parent Employees.
(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, as of the date hereof: (i) to the knowledge of Parent, there are no pending disputes between Parent and the Subsidiaries, on the one hand, and the Employees of Parent or any of its Subsidiaries, on the other hand; (ii) each of Parent and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment, termination, wages and hours and social security, in each case, with respect to each of the Parent Employees (including those on layoff, disability or leave of absence, whether paid or unpaid); and (iii) neither Parent nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Parent Employees.
Section 4.15 Environmental Matters. (a) Except for such matters that, individually or in the aggregate, would not reasonably expected to result in a Parent Material Adverse Effect: (i) neither Parent nor any of its Subsidiaries is in violation of any Environmental Laws, (ii) owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, (iv) has received any written claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws and, to the knowledge of Parent, no such matter has been threatened in writing, and (v) Parent is not aware of any pending investigation which might lead to such a claim, complaint or proceeding.
Section 4.16 Taxes. (a) Each of Parent and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due on such Tax Returns, or other material Taxes required to be paid by Parent or a Subsidiary, have been timely paid.
(b) The most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements. To the knowledge of Parent, no deficiency with respect to Taxes has been proposed, asserted or assessed against Parent or any Subsidiary. No Liens for Taxes exist with respect to any asset of Parent or any Subsidiary, except for statutory liens for Taxes not yet due and Liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) All material amounts of Taxes required to be withheld by Parent and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Laws, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.
(d) No audit or other administrative or court proceedings are pending with respect to any Taxes of Parent or any Subsidiary and no written notice thereof has been received. To the knowledge of Parent, no issue has been raised by any taxing authority in any presently pending Tax audit that could be material and adverse to Parent or any Subsidiary for any period after the Effective Time.
(e) No written claim has been made by a taxing authority in a jurisdiction where neither Parent nor any Subsidiary files state income or franchise Tax Returns that Parent or any Subsidiary is or may be subject to income or franchise taxation in that jurisdiction.
Section 4.17 Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Parent SEC Reports or as set forth in Section 4.17 of the Parent Disclosure Schedule, as of the date hereof, none of Parent or its Subsidiaries is a party to nor are any of Parent’s or its Subsidiaries’ properties or assets bound by:
(i) any Contract that would be required to be filed by Parent pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;
(ii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;
(iii) any Contract involving the payment or receipt of amounts by Parent or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than US$10,000,000;
(iv) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of Parent or any of its Subsidiaries to compete in any geographic area, industry or line of business;
(v) any Contract that contains a put, call or similar right pursuant to which Parent or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than US$10,000,000;
(vi) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of Parent or any of its Subsidiaries, (B) pledging of share capital of Parent or any of its Subsidiaries or (C) issuance of guaranty by Parent or any of its Subsidiaries;

(vii) any Parent IP Agreements other than agreements for Off-the-Shelf Software; and
(viii) any Contract between Parent or any of its Subsidiaries and any director or executive officer of Parent or any Person beneficially owning five percent or more of the outstanding Parent Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (all such Contracts described in clauses (i) through (viii) collectively, the “Parent Material Contracts”).
(b) Each of the Parent Material Contracts constitutes the valid and legally binding obligation of Parent or its Subsidiaries, enforceable in accordance with its terms and is in full force and effect. There is no default under any Parent Material Contract so listed either by Parent or, to Parent’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or, to Parent’s knowledge, any other party, in each case except as would not individually or in the aggregate, have a Parent Material Adverse Effect.
(c) No party to any such Parent Material Contract has given notice to Parent of or made a claim against Parent with respect to any material breach or default thereunder.
Section 4.18 Insurance Matters. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all such policies, programs and arrangements are of the type and in amounts customarily carried by Persons conducting businesses similar to Parent in the PRC and in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. Parent has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither Parent nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. Neither Parent nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.
Section 4.19 Intellectual Property. (a) Ownership; Sufficiency. Parent and/or the Subsidiaries have sufficient rights to use the Parent Intellectual Property that is necessary for the operation of the Parent Business. Except for the Parent Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the Parent Business. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, Parent is the exclusive owner of all right, title and interest in and to each item of the Parent Owned Intellectual Property, free and clear of all Encumbrances (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Encumbrance. Parent has a valid license to use the material Parent Licensed Intellectual Property in connection with the operation of the Parent Business as currently conducted.

(b) Validity and Enforceability. The Parent Owned Intellectual Property is (i) valid, subsisting and enforceable, (ii) except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, currently in compliance with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding order, judgment, injunction, decree, ruling or agreement materially and adversely affecting Parent’s use thereof or rights thereto, or that would materially impair the validity or enforceability thereof. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the Intellectual Property owned by Parent or any of its Subsidiaries that is Registered is currently in compliance with any and all formal legal requirements necessary to record and perfect Parent’s interest therein and the chain of title thereof.
(c) Infringement. Except as would not have a Parent Material Adverse Effect, Parent does not and has not and the operation of the Parent Business and the use of the Parent Intellectual Property and Parent Products in connection therewith do not, and have not in the last two years, infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property rights of any other Person. There is no action or claim pending, asserted or, to the knowledge of Parent, threatened in writing against Parent concerning any of the foregoing, nor has Parent received any notification in writing in the last two years that a license under any other Person’s Intellectual Property (other than licenses included in the Parent IP Agreements) is or may be required to operate the Parent Business. To the knowledge of Parent, no Person is engaging, or has engaged in the last two years, in any activity that materially infringes, misappropriates or otherwise violates or conflicts with any Parent Intellectual Property, and there is no action or claim pending, asserted or threatened by Parent against any other Person concerning any of the foregoing.
(d) Protection Measures. Parent has taken reasonable measures consistent with industry standards to maintain the confidentiality and value of all confidential information used or held for use in the operation of the Parent Business, including the source code for any Parent Software or Parent Products and all other confidential Parent Intellectual Property. To the knowledge of Parent, no material confidential information, trade secrets or other confidential Parent Intellectual Property have been disclosed by Parent to any Person except pursuant to appropriate non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential Parent Intellectual Property confidential and to the knowledge of Parent, no party thereto is in material default of any such agreement.
(e) Public Software. Except as would not have a Parent Material Adverse Effect, no Public Software has been used by Parent or any its Subsidiaries in connection with any Parent Software or Parent Product in a manner that requires the licensing, disclosure or distribution of any source code (other than source code that is a part of such Public Software) or limits the receipt of consideration in connection with the licensing or distribution of such Parent Software or Parent Product.
(f) IT Assets. The IT Assets owned by or licensed, pursuant to valid and enforceable license agreements, to Parent and its Subsidiaries (including the Parent Software) are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the present operation of the Parent Business. The IT Assets owned by or licensed to Parent are free from material bugs or other defects and, to the knowledge of Parent, do not contain any viruses. Parent and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 4.20 PRC Subsidiaries. (a) True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of the Parent’s Subsidiaries formed in the PRC (“Parent PRC Subsidiaries”) have been provided or made available to Parent and Merger Sub.
(b) Except as would not have a Parent Material Adverse Effect, all filings and registrations with the PRC Governmental Entities required to be made in respect of the Parent PRC Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, tax bureau and customs authorities have been duly completed in accordance with the relevant rules and regulations.
Section 4.21 Certain Arrangement. As of the date of this Agreement, there are no agreements, arrangements or understandings, whether or not legally enforceable, between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, with respect to any securities of the Company.
Section 4.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their Affiliates.
Section 4.23 No Additional Representations. Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and the Company acknowledges the foregoing.

ARTICLE V
COVENANTS RELATED TO CONDUCT OF BUSINESS
Section 5.1 Conduct of Business of the Company. Except as required by applicable Laws or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Laws, as otherwise contemplated in this Agreement or the Company Disclosure Schedule or as required by an existing agreement of the Company or any of its Subsidiaries, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the Company will not and will not permit its Subsidiaries to, without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned:
(a) amend its memorandum and articles of association (or other similar governing instrument);
(b) authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Company Shares as required to be issued upon exercise or settlement of Company Options and Company Restricted Shares;
(c) (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital, except (A) the share repurchase program to repurchase up to US$50,000,000 worth of Company ADSs which was announced on March 10, 2011 and furnished to the SEC on Form 6-K on March 11, 2011, (B) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Options and Company Restricted Shares or (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options and Company Restricted Shares or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options or Company Restricted Shares in accordance with the terms thereof;
(d) place the Company or any of its Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);
(e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of the Company’s Subsidiaries, except in the ordinary and usual course of business consistent with past practice;

(f) (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$50,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly Owned Subsidiaries of the Company), except in the ordinary and usual course of business consistent with past practice; (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon other than Permitted Liens;
(g) acquire, sell, lease or dispose of any assets for consideration exceeding US$50,000,000 in the aggregate;
(h) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;
(i) (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisition would be material to the Company, except for acquisitions with consideration not exceeding US$25,000,000 in the aggregate; or (ii) authorize any new capital expenditure or expenditures, except as specifically budgeted in the Company’s current plan approved by the Company Board that was made available to Parent, which, in the aggregate, are in excess of US$20,000,000;
(j) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or
(k) grant any increases in the compensation of the Company’s officers or directors, except for increases in the ordinary course of business consistent with past practice, and except as required by this Agreement or applicable Law, (i) grant or increase any severance, termination or similar compensation or benefits payable to any director or officer, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Benefit Plan, or (iii) enter into, terminate or materially amend any Company Benefit Plan (or any plan, program, agreement, or arrangement that would constitute a Company Benefit Plan if in effect on the date hereof); or
(l) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 5.1(a) through Section 5.1(k).

Section 5.2 Conduct of Business of Parent and Merger Sub. Except (i) as required by applicable Laws or (ii) as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Parent will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Laws, as otherwise contemplated in this Agreement or the Parent Disclosure Schedule, or as required by an existing agreement of Parent or any of its Subsidiaries, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Parent will not and will not permit its Subsidiaries to, without the prior written consent of the Independent Committee, which shall not be unreasonably withheld, delayed or conditioned:
(a) amend its memorandum and articles of association (or other similar governing instrument);
(b) authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Parent Shares as required to be issued upon exercise or settlement of any Parent Options and Parent Restricted Shares;
(c) (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution, whether in cash, stock or property or any combination thereof, in respect of its share capital, other than dividends and distributions that do not exceed US$25,000,000 in the aggregate; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital, except (A) the share repurchase program to repurchase up to US$50,000,000 worth of Parent ADSs which was announced on March 29, 2011 and furnished to the SEC on Form 6-K on March 30, 2011, (B) the withholding of Parent’s securities to satisfy Tax obligations with respect to Parent Options and Parent Restricted Shares or (C) the acquisition by Parent of its securities in connection with the forfeiture of Parent Options and Parent Restricted Shares or (D) the acquisition by Parent of its securities in connection with the net exercise of Parent Options or Parent Restricted Shares in accordance with the terms thereof;
(d) place Parent or any of its Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of the Parent’s Subsidiaries, except in the ordinary and usual course of business consistent with past practice;
(f) (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$50,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, and except for guarantees of obligations of wholly owned subsidiaries of Parent; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of Parent), except in the ordinary and usual course of business consistent with past practice, the proposed investment in IFM Investment Limited, which was announced on November 28, 2011 and furnished to the SEC on Form 6-K on the same date, and investments not exceeding US$25,000,000 in the aggregate; (iv) pledge or otherwise encumber shares of capital stock of Parent or its Subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon other than Permitted Liens;
(g) acquire, sell, lease or dispose of any assets for consideration exceeding US$50,000,000 in the aggregate;
(h) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;
(i) (A) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein if such acquisition would be material to Parent, except for the proposed investment in IFM Investment Limited, which was announced on November 28, 2011 and furnished to the SEC on Form 6-K on the same date, and acquisitions with consideration not exceeding US$25,000,000 in the aggregate; or (B) authorize any new capital expenditure or expenditures, except as specifically budgeted in Parent’s current plan approved by Parent Board that was made available to Company, which, in the aggregate, are in excess of US$20,000,000;
(j) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby; or
(k) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 5.2(a) through Section 5.2(j).
Notwithstanding any provisions of this Section 5.2 to the contrary, no reference to Subsidiaries of Parent in this Section 5.2 shall include the Company or the Subsidiaries of the Company.

Section 5.3 Access to Information. (a) Subject to applicable Laws, between the date hereof and the Effective Time, the Parties will use reasonable efforts to give each other and their authorized representatives (including counsel, financial advisors and auditors) access during normal business hours to their employees, officers, agents, contracts and properties and to their books and records and their respective Subsidiaries, permit the other Party to make such inspections as such requesting Party may reasonably require and cause its officers and those of its Subsidiaries to furnish such requesting Party with such financial and operating data and other information with respect to its business, properties and personnel as the requesting Party may from time to time reasonably request; provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by any Party herein. For the avoidance of doubt, none of the Company, Parent, or any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client or other privilege of such Party or such Subsidiaries or, (ii) contravene any applicable Law or requirements of Governmental Entities or binding agreement entered into prior to the date of this Agreement, or (iii) breach the terms of a confidentiality agreement with a third party (provided, however, that at the request of the other Party, the Party shall use its reasonable efforts to obtain waivers from such third parties).
(b) Between the date hereof and the Effective Time, each of Parent and the Company shall furnish to each other, (i) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to its management and (ii) at the earliest time they are available, such financial statements as are prepared for its SEC filings.
ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.1 Preparation of Form F-4 and Schedule 13E-3. (a) As promptly as practicable after the execution of this Agreement, Parent shall, with the assistance of the Company, prepare and file with the SEC a registration statement on Form F-4 with respect to the Parent Shares to be issued with the Merger. Parent shall promptly respond to any comments made by the SEC regarding the Form F-4 and shall endeavor to have the Form F-4 declared effective under the Securities Act promptly after filing with the SEC and cause the Prospectus to be delivered to the shareholders or holders of Company ADSs. No filing of, or amendment or supplement to, the Form F-4 will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon. Each Party shall, as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Form F-4 received from the staff of the SEC. The Company shall furnish as promptly as practicable such information concerning the Company reasonably requested in connection with the Form F-4 or other filings required under applicable Laws.
(b) Parent, Merger Sub and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC regarding the Schedule 13E-3. Each Party shall, as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Schedule 13E-3 received from the staff of the SEC. Each of Parent, Merger Sub and the Company will be provided with a reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

(c) If at any time prior to the Effective Time, any information relating to each Party or any of its Affiliates, directors or officers should be discovered by such Party, which should be set forth in an amendment or supplement to the Form F-4 or Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such Party shall promptly notify the other Party of such information and the other Party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form F-4 or Schedule 13E-3.
(d) Parent shall use reasonable efforts to cause any Parent ADSs to be issued in connection with the Merger to be approved for listing on The New York Stock Exchange, such listing to be subject to official notice of issuance.
Section 6.2 Acquisition Proposals. (a) The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as hereinafter defined), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person and shall notify each such Person or its Representatives that the Company Board no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal.
(b) Notwithstanding anything to the contrary contained in Section 6.2(a) or any other provisions of this Agreement, if at any time prior to the Effective Time, (i) the Company has received a bona fide Acquisition Proposal that does not result in the breach of Section 6.2(a) and (ii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a confidentiality agreement in form customarily used in similar circumstance and (B) engage in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal, provided, that (A) the Company shall promptly (and in any event within 24 hours after the receipt of such bona fide Acquisition Proposal by the Company, the Company Board or the Independent Committee) advise Parent of (x) its receipt after the date hereof of any Acquisition Proposal and the material terms and conditions of such Acquisition Proposal (including the identity of the person making any such Acquisition Proposal) and (y) copies of all draft agreements (and any other material written material relating to such Acquisition Proposal) provided to the Company in connection with any such Acquisition Proposal, (B) the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent, and (C) the Company shall keep Parent reasonably apprised of any related material developments, discussions and negotiations related to any such Acquisition Proposal (including any subsequent material change to the financial terms or other material terms or conditions thereof).
(c) The Company Board will not (i) fail to recommend that shareholders of the Company vote in favor of this Agreement and the Merger (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the Prospectus or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (actions described in this clause (ii) referred to as a “Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required Company Vote is obtained, but not after, the Company Board may effect a Change of Recommendation if the Company Board (acting upon recommendation of the Independent Committee) has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable Laws; provided, however, that prior to taking such action, (i) the Company Board shall have given Parent at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, and (ii) following the end of such notice period, the Company Board (acting upon recommendation of the Independent Committee) shall have considered in good faith any revisions to this Agreement proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Recommendation could constitute a breach of the directors’ fiduciary duties under applicable Laws.
Section 6.3 Shareholders Meeting. Except if the Company Board has effected a Change of Recommendation, the Company shall take, in accordance with applicable Laws and its memorandum and articles of association, all actions necessary to (a) cause an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”) to be duly called and held as soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Form F-4 has become effective for the purpose of voting on the approval and authorization of this Agreement, the Plan of Merger and the Merger and (b) solicit proxies from its shareholders to obtain the Required Company Vote for such approval and authorization. The Company Board shall, subject to Section 6.2(b), recommend approval and authorization of this Agreement, the Plan of Merger and the Merger by the Company’s shareholders and, except as permitted by Section 6.2(c), the Company Board shall not effect a Change of Recommendation (or announce publicly its intention to do so).

Section 6.4 Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, and subject at all times to each Party and its directors’ right and duty to act in a manner consistent with their fiduciary duties, each Party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws promptly to consummate the Merger and the other transactions contemplated by this Agreement, including preparing, executing and filing promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, to the extent applicable, each Party hereto agrees to promptly provide to each relevant Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.4 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.
(b) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.4(a), each of Parent and the Company shall use its reasonable efforts to resolve such objections if any, as may be asserted by any applicable Governmental Entity or other person with respect to the transactions contemplated hereby under any antitrust Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any action or proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law, each of Parent and the Company shall cooperate with each other to contest and resist any such action or proceeding and to use their reasonable efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, so long as such actions by Parent or the Company do not have, and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect; provided, however, that the Company may expressly condition any such actions and any agreement to take any such actions upon the consummation of the Merger and the other transactions contemplated hereby.
Section 6.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 6.2, each of Parent and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other Party (such approval not to be unreasonably withheld or delayed), except with respect to a Change of Recommendation, an Acquisition Proposal or any action taken by the Company Board or the Independent Committee pursuant to, and in accordance with, Section 6.2, or as may be required by Law or by any applicable listing agreement with or rules of a securities exchange, as determined by Parent or the Company, as the case may be.

Section 6.6 Indemnification; Directors’ and Officers’ Insurance. (a) Each of Parent and the Surviving Corporation agrees that, from and after the Effective Time, it will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Laws. The Articles of Association will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Laws, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.
(b) Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions that Parent has acknowledged in writing, and not subject to any reservation of rights, is covered under this Section 6.6 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the transactions contemplated by this Agreement), but in any event, no such Claim shall be settled or compromised without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to Parent not greater than 300 percent of the annual premium (such 300 percent threshold, the “Maximum Premium”) for the current Company directors’ and officers’ liability insurance as set forth in Section 6.6 of the Disclosure Schedule; provided that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of the Maximum Premium.
(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6.
(e) The provisions of this Section 6.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.6.
Section 6.7 Notification of Certain Matters. The Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty of such Party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such Party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any Party to effect the transactions contemplated hereby not to be satisfied, (iv) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses, results of operations or prospects of it and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject, (v) any notice or other communication from any Governmental Entity in connection with the Merger, (vi) (x) any actions, suits, claims, investigations or other proceedings (or communications indicating that the same may be contemplated) commenced or threatened against the Company or any of its Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.9, Section 3.13, Section 4.11 or Section 4.15, or which relate to the consummation of the Merger, or (y) any disputes, disagreements, claims or any legal proceedings of any nature, which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.18 or Section 4.20, (vii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (viii) any event or occurrence that has, or would reasonably be expected to have, a Company Material Adverse Effect or a Parent Material Adverse Effect with respect to it; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
Section 6.8 Fees and Expenses. Subject to Section 8.5(b) and Section 8.5(c), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the Party incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses incurred in connection with the printing and mailing of the Prospectus and Schedule 13E-3 and, to the extent applicable, filing fees with respect to Governmental Antitrust Entities shall be shared equally by Parent and the Company.
Section 6.9 Delisting of Stock. Parent shall use reasonable efforts to cause the Company Shares to be de-listed from the NASDAQ Global Select Market and the Company to be de-registered under the Exchange Act as promptly as practicable after the Effective Time.
Section 6.10 Anti-Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall use their respective reasonable efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.
Section 6.11 Resignations. To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 6.12 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such Party which relate to this Agreement and the transactions contemplated hereby. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation against itself and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:
(a) This Agreement and the transactions contemplated hereby, including the Merger and the Plan of Merger, shall have been approved and authorized by the Required Company Vote at the Company Shareholders Meeting in accordance with applicable Laws and the memorandum and articles of association of the Company;
(b) The Form F-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;
(c) The Parent ADSs to be issued upon consummation of the Merger shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance;
(d) There shall not be in effect any Law of any Governmental Entity of competent jurisdiction, restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any judicial or administrative proceeding which continues to be pending seeking any such Law; and
(e) All authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent to the extent permitted by applicable Laws:
(a) The representations and warranties of the Company (i) set forth in Section 3.3 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, (ii) set forth in Section 3.2(a) and Section 3.21 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date) and (iii) set forth in this Agreement (other than those Sections specifically identified in clause (i) and (ii)), to the extent qualified by materiality or Company Material Adverse Effect, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).
(b) The Company shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.
(c) Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d) The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an executive officer of the Company, certifying as to the fulfillment of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c).
(e) The holders of no more than 10% of the Company Shares shall have validly served a written objection under Section 238(2) of the Cayman Companies Law.
Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Laws:
(a) The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.3 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time, (ii) set forth in Section 4.2(a), Section 4.2(b) and Section 4.22 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date) and (iii) set forth in this Agreement (other than those Sections specifically identified in clause (i) and (ii)), to the extent qualified by materiality or Parent Material Adverse Effect, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).
(b) Parent shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.
(c) Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a designated director of Parent and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c).
ARTICLE VIII
TERMINATION; AMENDMENT; WAIVER
Section 8.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Company Vote, by mutual written consent of the Company and Parent by action of their respective Boards of Directors (in the case of the Company, acting upon the recommendation of the Independent Committee).
Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:
(a) the Merger shall not have been consummated by the date nine months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such Party to perform in a material respect any of its obligations under this Agreement;
(b) the Company Shareholders Meeting shall have occurred and the Required Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Law or injunction having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to a Party if the issuance of such final, non-appealable Law or injunction was primarily due to the breach or failure of such Party to perform in a material respect any of its obligations under this Agreement.
Section 8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board if:
(a) the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.2 not being satisfied;
(b) if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Merger shall not have been consummated within three business days after the delivery of such notice; or
(c) the Company Board or any committee thereof shall have effected or resolved to effect a Change of Recommendation, provided that the Company shall not have a right to terminate this Agreement under this Section 8.3(c) unless the Company has complied in all material respects with the requirements of Section 6.2.
Section 8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:
(a) (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this

Agreement pursuant to this Section 8.4(a) and the basis for such termination (or, if earlier, the Termination Date); or (ii) the Company shall have breached in any material respect its obligations under Section 6.2, which breach (A) would give rise to the failure of a condition set forth in Section 7.2 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) five business days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.3 not being satisfied; or
(b) (i) the Company Board, whether or not permitted to do so by this Agreement, shall have effected a Change of Recommendation; (ii) the Company or the Company Board shall have publicly announced its intention to do the foregoing; or (iii) the Company shall have failed to include the Company Board Recommendation in the Form F-4 and Prospectus, or failed to hold the Company Shareholders Meeting pursuant to Section 6.3.
Section 8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability on the part of any Party hereto (or of any of its Representatives); provided, however, that (i) this Section 8.5, Section 6.8 and Article IX (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, (ii) except as specifically set forth in this Section 8.5 no such termination shall relieve any Party hereto of any liability or damages resulting from (A) any willful breach of any representations or warranties contained in this Agreement prior to such termination or (B) any breach of any covenant or agreement contained in this Agreement prior to such termination, and (iii) nothing shall relieve any Party from liability for fraud.
(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.4 or the Company terminates this Agreement pursuant to Section 8.3(c), then the Company shall pay Parent in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination the Termination Fee. For the avoidance of doubt, subject to Section 9.8, the right of Parent to receive payment from the Company of the Termination Fee referred to in this Section 8.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The Parties acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(a) or Section 8.3(b), then Parent shall pay the Company in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination the Termination Fee. For the avoidance of doubt, subject to Section 9.8, the right of the Company to receive payment from Parent of the Termination Fee referred to in this Section 8.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The Parties acknowledge and agree that in no event shall Parent be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.
(d) Each of the Parties acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other Party, with respect to Parent or Merger Sub, or Parties, with respect to the Company for amounts set forth in this Section 8.5, such paying Party shall pay the other Party or Parties, as applicable, its reasonable and documented costs and expenses (including attorneys’ fees) in connection with such suit.
Section 8.6 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Required Company Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Laws without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties.
Section 8.7 Extension; Waiver. At any time prior to the Effective Time, each Party hereto (for these purposes, Parent and Merger Sub shall together be deemed one Party and the Company shall be deemed the other Party) may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of either Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of either Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX
MISCELLANEOUS
Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and those other covenants and agreements of the Parties which by their terms apply or contemplate performance after the Effective Time until fully performed.
Section 9.2 Entire Agreement; Assignment. (a) This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and annexes thereto), constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.
Section 9.3 Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a Party at the following address for such Party:
if to Parent or to Merger Sub, to:
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707
Attention: Li-Lan Cheng

and
CRIC (China) Holdings Limited
c/o 17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707
Attention: Li-Lan Cheng
with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Z. Julie Gao
Facsimile: +852 3910 4850
and
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central, Hong Kong
Attention: David Lamb
Facsimile: +(852) 2845 9268
if to the Company, to:
China Real Estate Information Corporation
No. 383 Guangyan Road
Shanghai 200072, China
Attention: Bin Laurence
Facsimile: +86 21 6086 7111
with a copy to (which shall not constitute notice):
Shearman & Sterling LLP
12/F, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, China
Attention: Lee Edwards
Facsimile: +86 10 6563 6001

12th Floor, Gloucester Tower
The Landmark
15 Queen’s Road, Central, Hong Kong
Attention: Gregory Puff
Facsimile: +852 2140 0382
and
O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor,
No. 2 Jianguomenwai Ave.
Chao Yang District, Beijing 100022, China
Attention: David Roberts
Facsimile: +86 10 6563 4201
and
Maples and Calder
53rd Floor, The Center
99 Queen’s Road Central
Hong Kong
Attention: Greg Knowles
Facsimile: +852 2537 2955
or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding business day in the place of receipt.
Section 9.4 Governing Law and Venue. (a) This Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands, without giving effect to the choice of Law principles thereof.
(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.
(c) The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).
(d) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

(e) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.
(f) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).
(g) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.
(h) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.
Section 9.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
Section 9.6 No Third Party Beneficiaries. Except as expressly set forth in Section 6.6, this Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
Section 9.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
Section 9.8 Enforcement; Jurisdiction. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Company. Subject to the preceding sentence, prior to the termination of this Agreement pursuant to Section 8.1, Section 8.2, Section 8.3 or Section 8.4, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching Party or Parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Any Party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything herein to the contrary, (i) while the Parties may pursue both a grant of specific performance and the payment of the Termination Fee referred to in Article VIII, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of the Termination Fee referred to in Article VIII.
Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.
Section 9.10 Interpretation. (a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.
(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
Section 9.11 Certain Definitions. (a) “Acquisition Proposal” means an inquiry, offer or proposal from any Person regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its Subsidiaries, in a single transaction or series of related transactions: (i) any scheme of arrangement, merger, consolidation, share exchange, recapitalization, business combination or other similar transaction that, if consummated, would result in any Person beneficially owning 10 percent or more of the outstanding Shares not directly or indirectly beneficially owned by Parent; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the Company and its Subsidiaries equal to 10 percent or more of the Company’s consolidated assets; (iii) any tender offer or exchange offer for 10 percent or more of the outstanding Shares not directly or indirectly beneficially owned by Parent; (iv) any acquisition of 10 percent or more of the outstanding Shares not directly or indirectly beneficially owned by Parent; or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets and Shares involved is 10 percent or more.

(b) “ADR” and “ADR Register” shall have the same meaning set forth in the Company Deposit Agreement.
(c) “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.
(d) “Award Agreement” has the same meaning set forth in the Company Share Incentive Plan.
(e) “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.
(f) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong or Shanghai, China.
(g) “Cash Portion Exchange Ratio” means the quotient obtained by dividing (1) the Per Share Cash Consideration by (2) an amount equal to the average of the closing sale prices of the Parent Shares on the New York Stock Exchange for each of the fifteen (15) consecutive trading days ending with the fourth (4th) complete trading day prior to the Effective Time.
(h) “Code” means the United States Internal Revenue Code of 1986, as amended.
(i) “Company Business” means (i) the provision of real estate information and consulting services and real estate advertising services and (ii) the operation of a business-to-business and business-to-consumer Internet platform targeting participants in the real estate industry, in each case as currently conducted or contemplated to be conducted by the Company or its Subsidiaries anywhere in the world.
(j) “Company Employees” means current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company.
(k) “Company Intellectual Property” means Company Owned Intellectual Property and Company Licensed Intellectual Property.

(l) “Company IP Agreements” means all (i) licenses of Intellectual Property to the Company and its Subsidiaries, and (ii) licenses of Intellectual Property by the Company or any of its Subsidiaries to third parties.
(m) “Company Licensed Intellectual Property” means all Intellectual Property owned by third parties (including Parent) and licensed to the Company and any of its Subsidiaries pursuant to the Company IP Agreements.
(n) “Company Material Adverse Effect” means any change, circumstance, event, effect or occurrence that, with all other changes, circumstances, events, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, or consolidated financial condition of the Company and its Subsidiaries taken as a whole provided, however, that none of the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may, or would occur: any change, circumstance, event, effect or occurrence occurring after the date of this Agreement:
(i) generally affecting (A) the industry in which the Company and its Subsidiaries operate and (B) economic, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates;
(ii) to the extent arising out of or resulting from (A) changes in Law or in generally accepted accounting principles or in accounting standards after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards, or any changes in general regulatory or political conditions, (B) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (C) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events, (D) any action taken by the Company or its Subsidiaries that is required by this Agreement or the failure by the Company or its Subsidiaries to take any action that is prohibited by this Agreement, (E) any change or prospective change in the Company’s credit ratings, (F) any decline in the market price, or change in trading volume, of the capital stock of the Company (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (H) any change, circumstance, event, effect or occurrence attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, (I) any matters which Parent or any of its Affiliates has actual or constructive knowledge as of the date of this Agreement, (J) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, or (K) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing (it being understood that the exceptions in clauses (E), (F) and (G) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein is a Company Material Adverse Effect);

(iii) provided, further, however, that any change, circumstance, effect, event or occurrence referred to in clauses (i) or (ii)(A), (B) or (C) shall be taken into account for purposes of such clause only to the extent such change, circumstance, effect, event or occurrence does not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which the Company and its Subsidiaries operate.
(o) “Company Option” means an option to purchase Company Shares granted pursuant to the Company Share Incentive Plan.
(p) “Company Owned Intellectual Property” means all Company-Registered Intellectual Property and all material unregistered Intellectual Property, including any source code, owned by the Company or its Subsidiaries.
(q) “Company Products” means all products (and for the avoidance of doubt, excludes consulting services) made commercially available or otherwise distributed to third parties by the Company, including, as applicable, any and all Company Software so made available or distributed.
(r) “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).
(s) “Company Restricted Shares” has the same meaning as set forth in the Company Share Incentive Plan.
(t) “Company Share Incentive Plan” means the 2008 Share Incentive Plan of the Company.
(u) “Company Software” means all Software owned by, under obligation of assignment to, or purported herein or in the Company Disclosure Schedule to be owned by any of the Company or its Subsidiaries.
(v) “Encumbrance” means with respect to any asset (including any security) any security interest, pledge, hypothecation, mortgage, lien, license, claim, charge, title retention, right to acquire, option, levy, proxy, right of first refusal, and any other encumbrance or condition whatsoever.
(w) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(x) “IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

(y) “know” or “knowledge” means, with respect to any Party, the knowledge of such Party’s executive officers after due inquiry, including inquiry of such Party’s counsel and other officers or employees of such Party responsible for the relevant matter.
(z) “Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity.
(aa) “Merger Consideration” means the Cash Consideration and the Stock Consideration.
(bb) “Off-the-Shelf Software” means, with respect to any Person, all Software that is commercially available off-the-shelf Software that (i) has not been modified or customized for such Person, and (ii) is licensed to such Person for a one-time or annual fee of US$10,000 or less.
(cc) “Parent Business” means primary real estate agency services, secondary real estate brokerage services and real estate investment fund management as currently conducted or contemplated to be conducted by the Parent or its Subsidiaries anywhere in the world.
(dd) “Parent Employees” means the current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of Parent or any Subsidiary of Parent, excluding the Company Employees.
(ee) “Parent Intellectual Property” means Parent Owned Intellectual Property and Parent Licensed Intellectual Property.
(ff) “Parent IP Agreements” means all (i) licenses of Intellectual Property to the Parent and its Subsidiaries, and (ii) licenses of Intellectual Property by the Parent or any of its Subsidiaries to third parties.
(gg) “Parent Licensed Intellectual Property” means all Intellectual Property owned by third parties (including Company) and licensed to the Parent and any of its Subsidiaries pursuant to the Parent IP Agreements.

(hh) “Parent Material Adverse Effect” means any change, circumstance, event, effect or occurrence that, with all other changes, circumstances, events, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, or consolidated financial condition of Parent and its Subsidiaries taken as a whole, provided, however, that none of the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Parent Material Adverse Effect has occurred or may, or would occur: any change, circumstance, event, effect or occurrence occurring after the date of this Agreement:
(i) generally affecting (A) the industry in which Parent and its Subsidiaries operate and (B) economic, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates;
(ii) to the extent arising out of or resulting from (A) changes in Law or in generally accepted accounting principles or in accounting standards after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards, or any changes in general regulatory or political conditions, (B) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (C) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events, (D) any action taken by Parent or its Subsidiaries that is required by this Agreement or the failure by Parent or its Subsidiaries to take any action that is prohibited by this Agreement, (E) any change or prospective change in Parent’s credit ratings, (F) any decline in the market price, or change in trading volume, of the capital stock of Parent (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, (H) any change, circumstance, event, effect or occurrence attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement, (I) any matters which Company or any of its Affiliates has actual or constructive knowledge as of the date of this Agreement, (J) any change resulting or arising from the identity of, or any facts or circumstances relating to, the Company or any of their respective Affiliates, or (K) any loss of, or change in, the relationship of Parent or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing (it being understood that the exceptions in clauses (E), (F) and (G) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein is a Parent Material Adverse Effect);
(iii) provided, further, however, that any change, circumstance, effect, event or occurrence referred to in clauses (i) or (ii)(A), (B) or (C) shall be taken into account for purposes of such clause only to the extent such change, circumstance, effect, event or occurrence does not adversely affect Parent and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which Parent and its Subsidiaries operate, or does not arise out of the Company Material Adverse Effect; and

(iv) provided, further, that no reference to the Subsidiaries of the Parent in this definition shall include the Company or the Subsidiaries of the Company.
(ii) “Parent Option” means an option to purchase Parent Shares granted under the Parent Share Incentive Plan.
(jj) “Parent Owned Intellectual Property” means all Parent-Registered Intellectual Property and all material unregistered Intellectual Property, including any source code, owned by Parent or its Subsidiaries.
(kk) “Parent Products” means all products made commercially available or otherwise distributed to third parties by the Parent, including, as applicable, any and all Parent Software so made available or distributed.
(ll) “Parent Related Party” means Parent, Merger Sub, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.
(mm) “Parent Share Incentive Plan” means the Share Incentive Plan of Parent amended and restated on October 16, 2008.
(nn) “Parent Software” means all Software owned by, under obligation of assignment to, or purported herein or in the Parent Disclosure Schedule to be owned by the Parent or any of its Subsidiaries.
(oo) “Per ADS Merger Consideration” means the Per ADS Stock Consideration and the Per ADS Cash Consideration.
(pp) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).
(qq) “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or Parent or any of their respective Subsidiaries; (viii) Liens securing indebtedness or liabilities that are reflected in the forms, reports and documents required to be filed or furnished by the Company SEC Reports or the Parent SEC Reports filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that have been incurred or suffered in the ordinary course of business and that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.
(rr) “PRC” means the People’s Republic of China.
(ss) “Public Software” means any Software that is distributed as freeware, shareware, open source Software (e.g., Linux) or under similar licensing or distribution models that (i) require the licensing or distribution of source code of such Software to any other Person, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any such Software, (iii) allow any Person to decompile, disassemble or otherwise reverse-engineer any such Software, or (iv) require the licensing of any such Software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the BSD License; (vi) the Apache License; and (x) any other license or distribution model described by the Open Source Initiative in its Open Source Definition as set forth on www.opensource.org.
(tt) “Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Entities or Internet domain name registrar.
(uu) “Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.
(vv) “Stock Award Exchange Ratio” means the sum of the Exchange Ratio and the Cash Portion Exchange Ratio.

(ww) “Subsidiary” means, when used with reference to any Person, (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (iii) of which such person controls through VIE Contracts. For the avoidance of doubt, Subsidiaries of Parent and the Company shall include VIEs and the Subsidiaries of VIEs.
(xx) “Superior Proposal” means any bona fide written Acquisition Proposal involving the acquisition of 50 percent or more of the outstanding Company Shares not directly or indirectly beneficially owned by Parent, with respect to which the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) the transaction described in such Acquisition Proposal would be more favorable to the holders of the Company Shares, from a financial point of view, than the Merger.
(yy) “Termination Fee” means US$5,000,000.
(zz) “US$” means the legal currency of the United States of America.
(aaa) “VIEs” means Shanghai Tian Zhuo Advertising Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd.
(bbb) “VIE Contracts” means the following agreements:
(i) Equity Pledge Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.
(ii) Exclusive Call Option Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.
(iii) Loan Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou.
(iv) Loan Agreement, dated September 8, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou.
(v) Amended and Restated Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou.
(vi) Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou and Xudong Zhu.
(vii) Loan Agreement, dated April 1, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou.
(viii) Loan Agreement, dated September 8, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou.

(ix) Shareholder Voting Rights Proxy Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.
(x) Consulting and Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd.
(xi) Exclusive Call Option Agreement dated, September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.
(xii) Loan Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Jun Luo.
(xiii) Shareholder Voting Rights Proxy Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.
(xiv) Equity Pledge Agreement, dated September 29, 2009, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.
(xv) Exclusive Technical Support Agreement, dated May 8, 2008, between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
(xvi) Exclusive Call Option Agreement dated, December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.
(xvii) Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma.
(xviii) Shareholder Voting Rights Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.
(xix) Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.
(xx) Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd.

(ccc) “VIE Controlling Entities” means Shanghai CRIC Information Technology Co., Ltd., Shanghai SINA Leju Information Technology Co., Ltd. and Shanghai Yi Yue Information Technology Co. Ltd.
[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

E-House (China) Holdings Limited
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Executive Chairman of the Board

CRIC (China) Holdings Limited

By:	/s/ Xin Zhou for and on behalf of E-House (China) Holdings Limited in the capacity of sole director Name: Xin Zhou Title: Director

China Real Estate Information Corporation
By:	/s/ Fan Bao
	Name:	Fan Bao
	Title:	Director

[CRIC Merger Agreement Signature Page]